Mail Stop 3561

May 16, 2008

Mr. Feng Zhen Xing
Chief Executive Officer
China Sxan Biotech, Inc.
c/o American Union Securities
100 Wall St., 15th Floor
New York, NY 10005

> **Re: China Sxan Biotech, Inc.**
> **Form 8-K**
> **Filed July 11, 2007**
> **Form 10-QSB for the Quarter Ended December 31, 2007**
> **Filed February 19, 2008**
> **Supplemental Response**
> **Filed April 14, 2008**
> **File No. 000-27175**

Dear Mr. Xing:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Supplemental Response filed April 14, 2008

Exhibit I

Unaudited Pro Forma Financial Statements as of June 30, 2007

1. We have reviewed the pro forma financial statements filed as Exhibit I to your response dated April 14, 2008. Please note that in a recapitalization the accumulated deficit of American Sxan should be brought forward, and the accumulated deficit of Advance Technologies should be eliminated. The capital stock account, on an immediate post-merger basis, should consist of the balance of common stock prior to the merger of Advance Technologies plus the amount representing the par value of the shares issued to effect the merger. The weighted average and total number of shares outstanding should be retroactively restated to give effect to the merger. All eliminating adjustments should be made through additional paid-in capital.

2. In addition, it appears that the conversion of the Series B Preferred Stock into 900,000 shares of common stock should be shown as a pro forma adjustment and not as outstanding shares for American Sxan at June 30, 2007 as these shares were issued as part of the merger transaction.

Exhibit II

American Sxan Biotech, Inc. Consolidated Financial Statements for June 30, 2007 and 2006

Report of Independent Registered Public Accounting Firm, page 1

3. Please provide a signed audit report in accordance with Article 2-02 of Regulation S-X.

Notes to the Consolidated Financial Statements

Note 1 – Organization and Description of Business, page 6

4. The disclosure on page 4 under Information Regarding The Acquired Companies in the Form 8-K filed on July 11, 2007 appears to be inconsistent with your response to comment 3 in your response dated April 14, 2008. Your response states that you purchased 100% of Tieli for $1,000,000 cash whereas the disclosure in the Form 8-K states that you acquired 100% of the capital stock of Tieli in exchange for equity in American Sxan. Please clarify the following:

- Was the acquisition of Tieli completed through the exchange of cash or equity? If the transaction was completed through the exchange of equity, please disclose the number of shares issued by American Sxan.
- Please provide a detail of the majority shareholders in American Sxan and Tieli prior to the transaction.

    Please refer to the guidance in paragraph (16) and (17) of SFAS No. 141.

Exhibit III

American Sxan Biotech, Inc. Statement of Stockholders' Equity as of September 30, 2007

5. We have reviewed the statement of stockholders' equity noting it appears to only present the operations of Tieli. It appears that your have not accounted for the merger transaction between American Sxan and Tieli in October 2006 or the recapitalization between American Sxan and Advance Technologies in July 2007. Please clarify or revise.

Form 10-QSB for the Quarter ended December 31, 2007

Consolidated Balance Sheet, page 3

6. It appears that the 19,542,572 shares of common stock outstanding at December 31, 2007 includes the conversion of the Series B Preferred Stock. This appears to be inconsistent with the disclosure on page 2 and Exhibit 3 of the Form 8-K filed on July 11, 2007 which states that the Series B Preferred Stock will only be convertible after the distribution of Infrared Systems International which has not occurred as of December 31, 2007. Please clarify and revise.

Consolidated Statement of Operations, page 4

7. Please provide a detailed discussion of how you accounted for the Series A and Series B convertible preferred stock when calculating diluted earning per share. Please refer to the guidance in paragraphs (26) and (35) of SFAS No.128.

    As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact William Kearns, Staff Accountant at (202) 551-3727 or Angela Halac, Senior Staff Accountant, at (202) 551-3398 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services